UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20- F ☒     Form 40-F ☐

EXPLANATORY NOTE

On November 11, 2024, NewGenIvf Group Limited (“Company”) consummated the third tranche of its debt financing under the terms of the Securities Purchase Agreement (“SPA”) referenced in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2024. The Form 6-K filed with the SEC on August 16, 2024 is incorporated by reference herein.

Pursuant to the terms of the SPA, the Company may elect at the second additional mandatory closing to sell and the institutional investor party to the SPA shall be required to purchases, subject to certain conditions, an additional note (“Second Additional Mandatory Note”) in the principal amount of $1,500,000, after the effective date of the Registration Statement (as defined in the SPA). The sale of the Second Additional Mandatory Note resulted in $1,395,000 of gross proceeds to the company before fees and expenses.

Like the prior notes, the Second Additional Mandatory Note bears an interest rate of 14.75% per annum and may be adjustable from time to time pursuant to its terms. The Second Additional Mandatory Note will mature on the four years and six month anniversary of the date of issuance, subject to extension at the option of the holders in certain circumstances as provided in such note. All amounts due under the Second Additional Note are convertible at any time, in whole or in part, into validly issued, fully paid and non-assessable Class A Ordinary Shares (“Class A Shares”) at an initial conversion price of $0.658. No fractional Class A Shares are issuable upon any such conversion. If the issuance would result in the issuance of a fraction of a Class A Share, the Company shall round such fraction of a Class A Share up to the nearest whole share. The form of the Second Additional Mandatory Note is filed as Exhibit 4.1 hereto.

The foregoing is only a brief description of the Second Additional Mandatory Note and such description is qualified in its entirety by reference to the full text of the Note, filed as Exhibit 4.1 in this current report on Form 6-K.

EXHIBITS

Exhibit No.	Description
4.1	Form of Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

Date: November 15, 2024

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